Exhibit 99.2

FOR IMMEDIATE RELEASE

Snøhvit PDO approved by the Norwegian Parliament: TotalFinaElf to participate in the construction of the first LNG plant in Europe

Paris, March 8, 2002 — The Norwegian parliament (Storting), yesterday approved the plan for development and operation (PDO) of the Snøhvit project, in the Barents Sea. This gas project involves the development of three fields offshore (Snøhvit, Albatross and Askeladd) and the construction of a liquefied natural gas (LNG) plant at Melkøya, near Hammerfest, in northern Norway.

TotalFinaElf holds an 18.4% interest in this project, which is operated by Statoil (22.9%). The remaining partners are Petoro (30%), Gaz de France (12%), Norsk Hydro (10%), Amerada Hess (3.26%), RWE-DEA (2.81%) and Svenska Petroleum (1.24%)

The development of Snøhvit, at an investment of around 5.2 billion euros, constitutes the first development in the Barents Sea and involves the construction of the first LNG plant in Europe. The Melkøya single-train LNG facility, with a capacity of 4.2 million tonnes per year, is expected to come on stream in 2006.

TotalFinaElf is an established actor in the LNG market, with global sales of close to 6 million tonnes per year in 2001. The Group holds interests in five LNG plants around the world, located in the Middle East, Indonesia and in Nigeria.